December 20, 2010

VIA EDGAR ONLY

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention:	Kevin L. Vaughn,
Accounting Branch Manager

Re:	Positron Corporation
Form 10K for the year ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the quarter ended June 30, 2010
File No. 000-24092

Dear Mr. Vaughn:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated October 29, 2010 (the “Comment Letter”).  In response to these comments, Positron Corporation (the “Company”) has caused to be filed Amendment No. 1 on Form 10-K and Amendment No. 1 on Form 10-Q.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

1.	We note that you have a pending registration statement on Form SB-2 filed on August 8, 2007, file number 333-145217. Please advise us of your intentions with respect to that registration statement.

The Company withdrew Registration Statement on Form SB-2 (File No. 333-145217), filed with the Commission on August 8, 2007, upon filing a Form RW on November 18, 2010.

Form 10-K For the Year Ended December 31, 2009

Facing page of Form 10-K

2.
We note you indicate that your shares of common stock are registered under Section 12(g) of the Securities Exchange Act.  Please tell us how and when you registered your securities under the Exchange Act or revise your future filings as appropriate.

Unfortunately, copies of the initial or coordinating registration statement are not available to the Company or on the Commission’s EDGAR database.  The Company is relying upon predecessor management and counsel in continuing to identify its securities as registered under Section 12(g).

Item 1. Business, page 3

3.
Please revise your future filings to describe the development of your business in the last three years including any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.  For example, we note your disclosure on page 8 of your changed business model; on page 14 of your “remaining” Houston operations; on page 17 of your move from Ottawa to Indianapolis, your acquisition of  Dose Shield in June 2008, and your closure of the Canadian facility of IPT; and on page 41 of your acquisition of the remaining stock of IPT, your inability to sell your cardio-assist device, your consolidated operations, and your consideration of structural changes.  Refer to Regulation S-K Item 101(h).

We will revise our future filings to describe the development of our business in the last three years including any material reclassification, merger, consolidation, or purchase or sale of assets not in the ordinary course of business.

4.
Please tell us, and revise your future filings to describe, the business activities and primary location of all of your subsidiaries and your relationship with all of your affiliated entities.  For example, we note your disclosure in the first paragraph on page 17 that your consolidated results included your wholly-owned subsidiary Imaging Pet Technologies and your disclosure on page 42 that all assets and liabilities of IPT are translated from Canadian dollars.  We also note your disclosure of another subsidiary, Positron Pharmaceuticals, in the third paragraph on page 17 and several affiliated entities on page 42.

The Company’s s relationship with its affiliated entities, including the business activities and primary location of its subsidiaries follow:

Subsidiaries:

Imaging PET Technologies, Inc., a wholly-owned Canadian subsidiary, was the holding company of IS2 Medical Systems, Inc. a developer and manufacturer of nuclear imaging devices based in Ottawa, Ontario, Canada (“IS2”).  As a result of shifting technologies in the PET industry, the Company discontinued operations of IS2 in 2009.

Positron Pharmaceuticals Company, a wholly-owned subsidiary, organized position the Company in discussion to potentially acquire a new business unit.  Currently, there is no activity in this company.

Affiliated Entities

Imagin Diagnostic Centres, Inc. (“IDC”) is a Canadian company and former principal shareholder of the Company located in Calgary, Alberta.  Patrick J. Rooney, the father of Patrick G. Rooney, the Company’s Chairman and Chief Executive Officer, is the principal officer of IDC.  IDC holds approximately 18% of the Company’s voting securities, on a fully-diluted basis.

Imagin Molecular Corporation (“IMGM”), a publicly owned Delaware corporation, whose officers are located in Calgary, Alberta, is a shareholder of the Company.  Formerly, IMGM’s management consisted of Patrick G. Rooney, the Company’s Chairman and Chief Executive Officer, as Chairman and Chief Executive Officer, Corey Conn, the Company’s Chief Financial Officer and Director as IMGM’s Chief Financial Officer and Director, and Joseph G. Oliverio, the Company’s Chief Technology Officer as IMGM’s Chief Executive Officer and Director.  IMGM currently owns 3,100,000 shares of the Company’s Series B Preferred Stock.  Control of IMGM was conveyed to IDC when it agreed to assign the shares of Series B Preferred Stock in exchange for 310,000,000 shares of IMGM common stock.

Solaris Opportunity Fund, L.P. (“Solaris”) a Delaware limited partnership, is the Company’s controlling shareholder.  Solaris holds approximately 54% of the Company’s voting securities, on a fully-diluted basis.

Neusoft Medical Systems Co., Inc. (“NMS”), in our joint venture partner in the Peoples Republic of China for the manufacturing of PET and PET/CT medical imaging equipment as the joint venture company Neusoft Positron Medical Systems Co., Ltd.

We will revise our future filings to incorporate these disclosures and descriptions.

5.
Please revise your future filings to further explain the need for government approval of your principals products or services and the effects of existing or probable government regulations on your business.  Refer to regulation S-K Item 101(h)(4)(viii)-(ix), (xi).  For example, please explain

•	Material FDA Quality System, state, and European regulations to which you and your third-party manufacturer are subject, mentioned on page 9;
•	The FDA 501k regulatory approval process, mentioned on page 10;
•	ISO regulatory compliance, mentioned in the second paragraph on page 24;
•
The effects of material federal and state anti-kickback laws, HIPAA, the Stark Law, and state laws prohibiting fee-splitting arrangements on your business practices including your offer of financing and partnership flexibility to imaging providers mentioned in the last bullet point of “Competitive Strengths” on page 6 and your reliance on referrals, corporate partnership with MedAxiom, and agent agreement with TIS mentioned on page 7; and

•	The effects of federal and state radioactive materials laws on your business mentioned on page 13.

We will revise our future filings to explain the need for government approval of our principal products or services and the effects of existing or probable government regulations on our business.

Customer Service and Warranty, page 8

6.
We note your disclosure in the fourth paragraph.  Please tell us in more detail how your business model has changed, what you mean by “servisation,” and how this disclosure is consistent with your disclosure that you design, manufacture, market, and service your various products.

We have revised our Form 10-K to remove this disclosure.  While the Company’s goal is to service all of the devices that we sell, we still consider ourselves a preeminent designer and manufacturer of Positron Emission Tomography scanning systems.  We have replaced that disclosure with the following:

The Company manufactures its Attrius PET system through its joint venture, Neusoft Positron Medical Systems and manufactures its Nuclear Pharm-Assist and Cardio-Assist systems in its Fishers Indiana facility. The company services all its systems and is a key component in the Company’s recurring service revenue stream, post initial sales of its PET and Assist line systems.

Item 2. Properties, page 14

7.	Please revise future filings to described the location and general character of all principals plants or properties. For example, please describe:

•	The amount of space leased for your headquarters in Fishers, Indiana;
•	The activities that take place at your Houston facility; and
•	Your manufacturing facility for your Nuclear Pharm-Assist line in Indianapolis, Indiana, mentioned on page 9.

We will revise future filings to describe the location and general character of all the Company’s principals plants or properties including the amount of space leased, the utilization of the facilities and the activities that occur there.

Item 9A(T), Controls and Procedures, page 21

Evaluation of Disclosure Controls and Procedures, page 21

8.
We note your disclosure here related to management’s evaluation of your disclosure controls and procedures as of December 31, 2009 and that you concluded that there are material weaknesses in your disclosure controls and procedures.  However, we do not see where you have made a clear and definite statement as to whether your disclosure control and procedures was effective or not effective as of December 31, 2009.  Please amend this filing to provide management’s conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2009.  Refer to Item 307 of Regulation S-K.

We have amended the Form 10-K to include disclosure of our conclusion with respect to our evaluation of our controls and procedures as of December 31, 2010:

Based upon an evaluation of the effectiveness of disclosure controls and procedures, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have concluded that as of the end of the period covered by this Annual Report on Form 10-K our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) were not effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  Disclosure controls and procedures are defined as those controls and other procedures of an issuer that are designed to ensure that the information required to be disclosed by the issuer in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

9.
Further to the above, we note from your second sentence of this section that you do not include the full definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of the Exchange Act.  While you are not required to include the definition of disclosure controls and procedures, when you do, all of the language must be consistent with the language that appears in the two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.  Please revise future filings, including any amendments to this filing, to either include the full two-sentence definition or to remove the definition..

We have amended the Form 10-K to include disclosure with respect to the definition of controls and procedures as of December 31, 2010:

“Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based upon the evaluation by management, they have concluded these disclosure controls and procedures were not effective as of the year ended December 31, 2009 as a result of material weaknesses as discussed below.”

Internal Control Over Financial Reporting, page 22

10.
We note your disclosure here related to management’s report on internal control over financial reporting as of December 31, 2009 that management concluded you have a significant deficiency and material weakness in your internal control over financial reporting.  However, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of December 31, 2009.  Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2009.  Refer to Item 308T(a) of Regulation S-K.

We have amended the Form 10-K to include disclosure of our conclusion with respect to our internal control over financial reporting as of December 31, 2009:

“Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. In performing the assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was not effective, because of the significant deficiency and material weakness that were identified.”

Item 10. Directors, Executive Officers, and Corporate Governance, page 23.

11.	In your future filings, please identify who serves as your chief executive officer. For example, if true, please indicate that Mr. Rooney is your chief executive officer.

We shall indicate that Mr. Rooney is Chief Executive Officer in all future filings.

12.
Please tell us, and revise future filings to described, the principal occupations and employment and all directorships held during the last five years for each person listed.  For example, we note the following;

•
You do not disclose Patrick G. Rooney’s previous experience as founder, chief executive officer, president, chairman, or director at IMAGIN Molecular Corporation, Cipher Holdings, Inc., Cipher Holding Corp., Cipher Multimedia, Inc., or Momentum Holdings Corporation

•
You do not disclose that Joseph G. Oliverio has been a director of Imagin Molecular Corporation since August 18, 2006, as disclosed on pages 20-21 of the 10-K for Imagin Molecular Corporation filed April 15, 2010;

•	You do not described the principal positions of John Zehner from 2005-2007;
•
You do not disclose that Corey N. Conn is chief financial officer of Imagin Molecular Corporation, has been a director of Imagin Molecular Corporation since August 19, 2003, and co-founded cipher Multimedia, Inc., as disclosed on pages 20-21 of the 10-K for Imagin Molecular Corporation filed April 15, 2010.  We also note that your disclosure that Mr. Conn currently serves as President of Imagin Molecular Corporation and was Vice President of Business Development at iXL from 1999 is inconsistent with the disclosure of Imagin Molecular Corporation on Page 21;

•	You do not disclose the dates of Scott Stiffler’s employment at Eli Lilly;
•	You do not disclose when Dr. Anthony C. Nicholls co-founded FAS Medical Ltd. or the dates of his employment with FAS Medical Ltd.
•
It is unclear whether Joseph C. Sardano continues to serve as CTI’s Senior Vice President of Sales and Marketing.  You also do not disclose that Mr. Sardano is chief executive officer of Sensus Healthcare LLC.

We have amended Item 10 to include the principal occupations and employment and all directorships held during the last five years for each person listed.

13.
Please revise future filings to discuss briefly, for each director, the specific experience, qualification, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure.  Refer to Regulation S-K Item 401(e).

We will indicate for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should served as a director, in light of our business and structure in all future filings.

14.
Please revise future filings to disclose whether you have adopted a code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  If you have not adopted such a code of ethics, explain whey you have not done so.  See Regulations S-K Item 406.

We shall revise future filings to disclosure our adoption of a Code of Ethics.

Item 11. Executive Compensation, page 24

15.	Please tell us, and revise future filings to include, the information required by Regulation S-K Item 402(p), given your disclosure on pages 25 and 30 regarding stock option grants.

We have amended the Form 10-K to include disclosure with respect to the stock options.

Summary Compensation Table, page 24

16.
Please tell us why you have included Patrick G. Rooney in the summary compensation table for named executive officer rather than in a director compensation table, given your disclosure that Mr. Rooney is the Chairman of the Board of Directors.  If Mr. Rooney is also an employee or executive officer, please revise future filings where appropriate to explain his positions or officers.

We inadvertently omitted to name Patrick Rooney as Chief Executive Officer and we shall revise all future filings accordingly.

17.
Please revise future filings to describe the material terms of each stock option grant including but not limited to the date of exercisability, any conditions to exercisability, any tax-reimbursement feature, and any provision that could cause the exercise price to be lowered.  See Regulation S-K Item 402(n)(vi), (o)(4).

We shall revise future filings to describe the materials terms of each stock option grant, including but not limited to the date of exercisability, any conditions to exercisability, any tax-reimbursement feature, and any provision that could cause the exercise price to be lowered.

Item 12, Security Ownership of Director, Officer, page 29

18.	Please tell us, and revise future filings to disclose:
•	The identities of the natural persons with voting and dispositive power over the shares owned by Solaris Opportunity Fund, L.P. and Imagin Diagnostic Centres, Inc.;
•	The address of Solaris Opportunity Fund, L.P.; and
•	The conversion rate for the convertible shares listed.

If the natural persons with voting and dispositive powers are related parties, please say so.

We have amended Section 12 to include the natural persons with voting and dispositive power over the shares owned by Solaris Opportunity Fund, L.P. and IMAGIM Diagnostic Centres, Inc., the address of Solaris Opportunity Fund, L.P. has  included in section 12(c) and the conversion rates for the convertible shares listed has been included in Section 12.

19.
Please tell us how you have determined that Patrick G. Rooney beneficially owns only 5,075,000 shares of your company, given your disclosure that he is the Managing Director of Solaris Opportunity Fund, L.P.

We have revised the For 10-K to indicate that Patrick G. Rooney has the right to voting, investment and dispositive power over the securities of the Company held by Solaris Opportunity Fund, L.P.

Item 13. Certain Relationships and Related Transaction, page 30

20.	Please revise future filings to clearly describe the listed related party transactions. Refer to Regulation S-K Item 404(a). For example:

•
Please clearly explain the material terms of the Stock Exchange Agreement for the acquisition of Dose Shield Corporation, including the total amount ; involved in the transaction and the duration of your commission and royalty obligations; the approximate dollar value of John Zehner’s interest in the transaction; in the case of indebtedness, the amount involved in the transaction, including the largest aggregate amount of principal outstanding during the period for which disclosure; is provided, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable; and any other amounts paid or outstanding under the agreement;

•
Please clearly identify the party to your related party lease agreement; the approximate dollar value of John Zehner's interest in the transaction; and the amounts paid for the last two completed fiscal years; and

•
Please clearly explain the context for the settlement of notes payable to Solaris Opportunity and Solaris Management Fund; the name of the related person; the related person's interest in the transaction; any payments of principal Or interest made during the last two completed fiscal years; the outstanding amount of interest and principal at the time of the settlement; and the material terms of the Series S preferred stock and Series B preferred shares issued.

Please also tell us why your related party disclosure does not include your related party transactions with Imagin Molecular Corporation that resulted in the amounts due from Imagin Molecular Corporation mentioned on page 48.

We will revise future filings to clearly describe these related party transactions.  Additionally, we revised the Form 10-K to include the related party disclosure regarding Imagin Molecular Corporation.

Item 15. Exhibits. page 31

21.
Please amend your filing to include the exhibits required by Regulation S-K Item 601. For example, please file your articles of incorporation and bylaws. Please also file any material contract including the following:

•	Any material consulting agreement;
•
Any contract upon which your business is substantially dependent, such as your joint venture agreement with Neusoft Medical Systems Co.• Ltd., your partnership agreement with MedAxiom, your Agent Agreement with Technology Imaging Services, your contract with your single contract manufacturer;

•
Contracts to which your directors, officers, or listed security holders are parties such as your related party agreement related to commissions and royalty payments, related party notes payable, and related party lease; and

•
Any management contract or compensatory plan including those in which any director or named executive officer participates such as your employment agreements with John Zehner and Joseph G. Oliverio; Amended and Restated 2005 Stock Incentive Plan; 2006 Stock Incentive Plan; 2007 Omnibus Securities and Incentive Plan; 2008 Stock Incentive Plan; 2009 Stock Incentive Plan; and 2010 Equity Incentive Plan.

We have amended our form 10-K to include the relevant exhibits.

Exhibits 31.1 and 31.2

22.
Please ensure that each of your principal executive officer and principal financial officer has signed the certifications filed as exhibits 31.1 and 31.2 to your future filings and that those certifications parenthetically indicate those positions.

We have amended the certifications filed as exhibits 31.3 and 31.2 to parenthetically indicate the positions of principal executive officer and principal financial officer.

Signatures, page 32

23.
Please amend your filing to provide the signatures required by General Instruction D to Form 10-K. We note that your registrant duly caused the report to be signed on its behalf by Patrick G. Rooney, but the report was not signed by the principal executive officer, principal financial officer, controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions on behalf of the registrant. Please ensure that your revised filing indicates each capacity in which the individual signs the report.

We have amended  the signature page to parenthetically indicate the positions of principal executive officer and principal financial officer.

Financial Statements, page 33

Notes to Consolidated Financial Statements, page 41

24.
We note from the presentations furnished on forms 8-K filed on May 11, 2010 and September 20, 2010 that in presenting your business at various conferences, you indicate that you operate two segments - imaging devices and radiopharmaceuticals. We also note reference on page 16 of this filing to your "Radiopharmaceutical Products segment." Noting that you do not include any segment disclosures in this filing, please explain to us how you have complied with Topic 280 of the FASB Accounting Standards Codification.

In the 10-Q filed for the 3rd quarter of 2010, the Company added the following disclosure related to Topic 280 of the FASB Accounting Standards Codification:  The Company is made up of two segments based on its proprietary technologies – PET imaging devices and radiopharmaceutical products (automated unit dose delivery devices and radiopharmaceuticals).  However, the radiopharmaceutical products segment did not meet the quantitative thresholds necessary to report the operating segments separately during the nine months ended September 30, 2010.

Note 1. Description of Business and Summary of Significant Accounting Policies, page 41

-Affiliated Entities. page 42

25.
We note your disclosures related to affiliated entities and that your affiliated entities include companies with significant shareholders, joint venture companies, joint venture partners and companies with common management or control and that you provide a list of certain affiliated companies. Please explain to us how your disclosure in this filing comply with the requirements of Topic 850 of the FASB Accounting Standards Codification.

We have reviewed our disclosure of affiliated entities and have revised our disclosure as follows:

Affiliated entities and their affiliation, as defined by FASB Codification Topic 850 are as follows:

- Imagin Diagnostic Centres, Inc. is a shareholder of the Registrant’s owns common and preferred stock the Company and is controlled Patrick J. Rooney, the father of the Company’s Chief Executive Officer.

- Solaris Opportunity Fund L.P. owns or controls common and preferred shares of the Company and its Managing Member, Patrick G. Rooney,  is the Company’s Chief Executive Officer.

- Imagin Molecular Corporation and its wholly-owned subsidiaries Positron Acquisition Corporation and Imagin Nuclear Partners have common officers and shareholders with the Company.

- The Company has a 1% ownership interest in the joint venture Neusoft Positron Medical Systems ("Neusoft"). Both the Company and the joint venture's other partner, Neusoft Medical Systems purchase PET systems at a wholesale transfer price from Neusoft. The Company maintains one of five board seats on Neusoft's board. The Company accounts for its investment in Neusoft on the cost method and has no recorded value as of December 31, 2009 or 2008 based on prior losses of the Company.

26.
Further to the above, please tell us how you are accounting for these affiliated entities and your basis for your accounting for these entities. Cite the accounting literature relied upon and how you applied it to your situation.

Please see our response to Comment 25.

-Inventory, page 43

27.	We note that your inventories are stated at the lower of cost or market. Please explain to us in detail how you evaluated your inventory for recoverability as of December 31, 2009.

Management assesses the recoverability of the various inventory components on a quarterly basis and is based on the estimated net realizable values of respective finished and in process inventories. In addition, management assesses the market conditions, regulatory environment, availability of radiopharmaceuticals to operate certain systems, etc. in determining the saleability of its product lines.  Management also assesses the specific service needs for machines previously sold and required manufacturing needs related to its raw inventories.

-Revenue Recognition, page 44

28.
We note that you recognize revenue when your significant costs have been incurred and the system has been shipped to your customer and in certain cases after installation is complete. Please revise your future filings to explain in more detail how you meet the criteria outlined in SAB Topic 14 to recognize revenue upon Shipment of your products to your customers. Discuss the circumstances in which you recognize revenue upon installation. Please provide us with a sample of your proposed disclosure.

The revenue recognition policy of the Company was revised in the 3rd Quarter of 2010 10-Q as follows:

Revenue Recognition

The Company’s revenues are derived from the sale of medical equipment products, maintenance contracts and service revenues.  Revenues from maintenance contracts are recognized over the term of the contract.  Service revenues are recognized upon performance of the services. The company recognizes revenues from the sale of medical equipment products when earned.  Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured.

In September 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards related to revenue recognition for arrangements with multiple deliverables and arrangements that include software elements (“new accounting principles”). The new accounting principles permit prospective or retrospective adoption, and the Company elected prospective adoption at the beginning of the third quarter of 2010.

Subsequent to the adoption of the new revenue accounting principles, for multiple-element arrangements entered into on or after July 1, 2010, revenue is allocated to each element based on their relative selling prices. Relative selling prices are based first on vendor specific objective evidence (VSOE), then on third-party evidence of selling price (TPE) when VSOE does not exist, and then on estimated selling price (ESP) when VSOE and TPE do not exist.

Because the Company has neither VSOE nor TPE for its products, the allocation of revenue has been based on the Company’s ESPs. The objective of ESP is to determine the price at which the Company would transact a sale if the product was sold on a stand-alone basis. The Company determines ESP by considering the facts and circumstances of the product being sold.

The Company recognizes revenue on medical equipment products after delivery and installation based on the ESP upon receiving a signed acceptance from the customer.  The Company sells the medical equipment products with a one year service warranty and defers the related revenue based on the ESP and amortizes it on a straight-line basis over the one year warranty period.

-Stock Based Compensation, page 44

29.
We note on page 39 and within your March 31, 2010 Form 10-Q that you have issued common or preferred stock for services during each reporting period presented. Please revise your future filing to explain how you account for equity instruments issued to non-employees for services.

We will revise future filings to note that the Company accounts for equity instruments issued to non-employees for services based on the fair value of the equity instruments on the date issued.

-Warranty COSTS, page 44

30.
We note that you accrue for product warranty costs on your systems at the time of shipment. We further note that you did not record any warranty expense for the year ended December 31, 2009. Considering your accounting policy and your disclosure on page 17 with MD&A that indicates, that you sold some systems during the year ended ' December 31, 2009, please explain to us why you did not record any warranty expense during the year ended December 31, 2009. We may have further comment upon reviewing your response.

Warranty expense was not disclosed during the year ended December 31, 2009 because it was not considered material.  During the year, we sold two refurbished machines and the total warranty expense incurred was approximately $12,000.  We will revise the 10-K to disclose this amount for the year ended December 31, 2009.

Note 6. Investment in Joint Venture, page 48

31.
We note your disclosures here related to your investment in Neusoft Positron Medical Systems., Co., LTD (Neuse). We also note that you are currently accounting for this entity all a cost basis of accounting. Please address the following:

•	Please explain to us the circumstances that caused your ownership in Ncusoft to decline to 1%.
•
Giving appropriate consideration to your disclosures on page 23 that your chairman of the board and chief technical officer are members of the board of directors for the joint venture, explain why you bc1iev~ accounting for the investment under the cost method is appropriate. Refer to Topic 810 of the FASB Accounting Standards Codification.

During 2008, the Company’s ownership of Neusoft Positron Medical Systems, was diluted to 10% as a result of additional cash contributions by Neusoft Medical Systems, which were not matched by the Company. On April 15, 2010, Neusoft Medical Systems made additional cash contributions to the joint venture which reduced the Company's ownership to 1%. On the same date, the joint venture reduced the Company's directors on its board to one.

The disclosure in item 10 will be revised to note the reduction of board members that the Company maintains after April 15, 2009 to be one remaining member. As the Company no longer has significant influence (financially or from a governance standpoint) over the Joint venture, the Company will account for its investment on the cost method.

Note 12. Stock Options and Warrants, page 51

32.
We note on page 54 that you issued warrants during each reporting period presented and that you valued these warrants using the Black Scholes Valuation Model. Please revise your future filings to disclose the significant assumptions utilized in the determination of the fair value of your warrants and how the underlying assumptions were determined.

We will revise all future filings to ensure that all significant assumptions used in the valuation of warrants issued during the respective periods utilizing the Black Scholes Valuation Models.

Form 10-Q for the Quarter Ended June 30,2010

Note 4. Deposits - Attrius systems. page ~

33.
We note that as of June 30, 2010, you had recorded $1,149,000 in deposits for six Attrius machines for which you have pending sales contracts. We note that the Attrius system was developed by the Neusoft joint venture. Please revise future filings to disclose in greater detail the nature of your sales contracts for these products. Describe how you account for sales transactions. Explain specifically how you are applying or will apply the guidance in Topic 605-45 of the FASB Accounting Standards Codification in concluding whether revenue should be recognized on the gross or net basis.

In the Company's 3rd Quarter 2010 10Q filing, the following was added in compliance with Topic 605-45 of the FASB Accounting Standards Codification. Customer deposits represent amounts paid to the Company by customers for devices in advance of manufacturing completion and/or shipment of the device to the customer.  Deposit amounts may vary depending on the contract. The Company recognizes the sales of these systems on a gross basis based on the guidance in ASC 605-45 as the Company is the primary obligor in the arrangement, is involved with the determination of the machine specifications, establishes price, has credit risk, and is responsible for servicing the systems after acceptance by the customer.

Note 10. Secured Convertible Notes Payable, page 9)

34.	We note your disclosures related to your settlement of an outstanding convertible note on July 19,2010. We further note that you recognized a $367,000 gain related to the settlement of this debt as of June 30, 2010. Please explain to us why you recorded a $367,000 related to the settlement of this debt within your statement of operations for the six months ended June 30, 2010 even though you had not entered into the debt settlement agreement until July 19, 2010. Cite the accounting literature relied upon and how you applied it to your situation.

Positron’s management was negotiating with the convertible note holders prior to June 30, 2010 and resolved a settlement on July 19, 2010. Through the first quarter of 2010 and into the second quarter of 2010, management had recorded an estimate which related to the accrual of interest, default interest and a default fine (per the terms of the agreement) which added 30% of the outstanding principal and interest to the amounts owed. This default fine was based on certain notices regarding events of default being delivered to the Company. During negotiations, it was evident that this was not something the holders were looking to enforce.  In accordance with FASB Accounting Standards Codification Topic 855 – Subsequent Events, it became clear at June 30, 2010 (and was confirmed on July 19) that the estimate of the default fine was not going to be payable and therefore management determined that a reversal of that estimate was required as of June 30, 2010.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 15

35.
We note your disclosure under "Operating Expenses" regarding "expenses for the Attrius development." Please clarify for us the nature of these expenses. Explain why you are incurring expenses for the development of this product in light of your disclosures elsewhere in this filing and in the Form 10-K that the Attrius product is being developed by the Neusoft joint venture.

The Company initially contracted with the joint venture to "reverse engineer" the Company's PET machine. The Company later determined that the electronics needed to be redesigned. The Company hired consultants who had "legacy knowledge" of the previous PET machine to assist in this endeavor which became a "split cost" between the Company and the joint venture.

When the first Attrius (PET) was shipped to the US, it was installed temporarily in a clinic to test, "debug" and further enhance software and hardware developments in a live clinical setting before it was shipped to the end customer. In revising our 10-K for 2009, we will revise the disclosure.

Exhibits 31.1 and 31.2

36.
We note here and within your March 31, 2010 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601 (b)(31) of Regulation S-K. For instance, we note you made modifications to paragraph 4(d). Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

We have amended the certifications to comply with 601(b)(31) of Regulation S-K.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

POSITRON CORPORATION

By:	/s/ Patrick G. Rooney
Patrick G. Rooney
Chief Executive Officer and Chairman of the Board

7715 Loma Ct., Suite A • Fishers, IN 46038 • Toll Free: 866.613.7587• Phone: 317.576.0183 •Fax: 317.576.0358